EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 16, 2002

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

Terra Networks, Inc.
(Translation of Registrant's name into English)

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TERRA NETWORKS, S.A.

TABLE OF CONTENTS

These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".

ITEM 1

Pursuant to article 82 of the Securities Market Law, "Terra.Networks, S.A.," hereby undertakes to communicate the following

RELEVANT FACT

On May 15, 2002, TERRA and BBVA signed a Protocol of Intent as a principle of Agreement for the merger of UNOE BANK, S.A. and the private consumer finance activities operated by FINANZIA BANCO DE CREDITO, S.A., a wholly owned subsidiary of BBVA.. TERRA's participation in UNOE BANK S.A. would be 33%.

The aforementioned merger deal, as well as the participation of TERRA mentioned before, will be subject to completion of the corresponding business review being carried out, signing of the final agreements and acquisition of the corresponding authorizations. A settlement mechanism has also been developed, which would be adjusted upon completion of the merger.

Madrid, May 15, 2002

José F. Mateu Isturiz

NATIONAL SECURITIES MARKET COMMISSION
- MADRID -

ITEM 2

05/15/02

BBVA AND TERRA AGREE TO MERGE UNO-E AND THE BBVA FINANZIA CONSUMER ACTIVITY

- ***Uno-e will would advance its break-even point to the first half of 2003***
- ***The new Uno-e will be 67% owned by BBVA, through Finanzia, and 33% by Terra Lycos***
- ***Uno-e will have a balance of 1.4 billion euros and a portfolio of 2.2 million customers***
- ***BBVA Finanzia will have two business specialties: Personal Finance, through Uno-e, and Industrial Equipment and Automotive Financing***

Madrid, May 15th, 2002.- BBVA and Terra Lycos today announced the formalization of a principle of Agreement to combine their online bank Uno-e Bank and the BBVA Finanzia consumer finance division, which is 100% owned by BBVA. The resulting entity, the new Uno-e Bank, will have 2.2 million customers and manage over 1.4 billion euros.

Through this deal, Uno-e Bank would advance its break-even point to the first half of 2003, and will have a more stable balance sheet, thanks to a considerable increase in its financial revenue and a significant reduction in the costs of capturing new customers.

Uno-e will implement a new banking model, with a significant critical mass of customers, by integrating the totally complementary activities of Uno-e and Finanzia consumer financing

BBVA, through BBVA Finanzia, will control 67% of Uno-e, and Terra Lycos will control the remaining 33%. The deal's structure will consist of the contribution of BBVA Finanzia's consumer credit activity to the Uno-e balance sheet.

BBVA Finanzia is becoming a powerful business unit, with the consolidation of personal finance activities, through Uno-e, and its industrial equipment and automobile sales financing activity.

Press Office, Terra Lycos
Tel: +34 91 452 30 47
Tel: +34 91 452 31 46
e-mail: comunicacion@corp.terra.com


terra lycos
BBVA
100%
BBVA Finanzia
33%
100%
67%
Uno-e Personal Finance
Automobiles & Equipment

Cross Sales

"By combining the BBVA Finanzia Consumer Finance Division into Uno-e we are generating enormous cross-sales potential for both asset and banking liability products," says Julio López, BBVA General Director for Spain and Portugal Retail Banking. "Now, the firms with which we collaborate can offer their customers full banking services."

"At Terra Lycos we are very satisfied because the new Uno-e will have all the necessary features to become our main supplier of financial products for customers and payment media," said Terra Lycos Chairman Joaquim Agut.

The new Uno-e will implement its proposed personal financial services initiative by combining a wide range of online banking products with the client capture activity contributed by the BBVA Finanzia business model.

The BBVA Finanzia consumer financing division develops financial products—basically credit cards and consumer lending—for customers of large manufacturers and distributors. The financial entity provides its experience in the financing business and all banking operations needed to manage these products. In this way, the associated entity can satisfy the financial needs of its customers, generally under its own brand name, thereby increasing levels of customer loyalty.

Press Office, Terra Lycos
Tel: +34 91 452 30 47
Tel: +34 91 452 31 46
e-mail: comunicacion@corp.terra.com